UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________
Commission file number 1-03480
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)
MDU RESOURCES GROUP INC
(Name of issuer of securities held pursuant to the plan)
MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

Report of Independent Registered Public Accounting Firm
To the Employee Benefits Committee and Plan Participants of MDU Resources Group, Inc. 401(k) Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of (1) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2020, and (2) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Baker Tilly US, LLP
(Formerly known as Baker Tilly Virchow Krause, LLP)
We have served as the Plan's auditor since 2007.
Minneapolis, Minnesota
June 22, 2021

MDU Resources Group, Inc.
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

December 31,	2020	2019
Assets:
Investments:
Investments at fair value (Note 5)	$1,182,621,786	$1,035,171,096
Fully benefit-responsive investment contract at contract value (Note 4)	109,009,605	92,508,328
Cash equivalents	—	2,432,596
Total investments	1,291,631,391	1,130,112,020
Receivables:
Employer contributions	26,687,941	27,154,256
Participant contributions	1,062,477	435,894
Notes receivable from participants	25,752,869	26,397,205
Dividends	1,464,527	1,402,117
Other receivables	—	66,731
Total receivables	54,967,814	55,456,203
Total assets	1,346,599,205	1,185,568,223
Liabilities:
Accrued expenses	—	61,794
Excess contributions payable	150	2,111
Total liabilities	150	63,905
Net assets available for benefits	$1,346,599,055	$1,185,504,318
The accompanying notes are an integral part of these financial statements.

MDU Resources Group, Inc.
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2020

Additions to Net Assets Attributed to:
Investment income:
Dividends from Company stock	$5,248,724
Interest and dividends	11,419,229
Net realized/unrealized appreciation in fair value of investments	142,665,062
Total investment income	159,333,015
Interest income on notes receivable from participants	1,344,030
Contributions:
Employers	51,125,318
Participants	54,989,079
Participant rollovers	13,660,633
Total contributions	119,775,030
Total additions	280,452,075
Deductions from Net Assets Attributed to:
Distributions to participants	118,812,186
Administrative expenses	545,152
Total deductions	119,357,338
Net increase in net assets available for benefits	161,094,737
Net assets available for benefits at beginning of year	1,185,504,318
Net assets available for benefits at end of year	$1,346,599,055
The accompanying notes are an integral part of these financial statements.

MDU Resources Group, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2020 and 2019
Note 1 - Description of the Plan
The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984, as a defined contribution plan. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. Common Stock Fund as an Employee Stock Ownership Plan (ESOP).
The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the Plan document are subject to approval by the Board of Directors of the Company.
Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors or governing entities of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.
Effective April 1, 2020, the Plan was restated to reflect a change in the Trustee from John Hancock Retirement Plan Services to Principal Financial Group. As a result of this change, assets were transferred in-kind from John Hancock Retirement Plan Services to Principal Financial Group.
The Plan has implemented certain provisions of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") in response to the COVID-19 pandemic. Coronavirus-related distributions allowed qualified individuals to request distributions of up to a total of $100,000 from their vested accounts before December 31, 2020. The CARES Act allowed individuals with an outstanding loan from the Plan with loan payments due during the period of March 27, 2020 through December 31, 2020, to be delayed for one year. The CARES Act also provided a temporary waiver of the required minimum distribution rules for the 2020 calendar year.
The Committee is the Plan Administrator. The Committee consists of the Chief Financial Officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or a subsidiary of the Company. Prior to April 1, 2020, the recordkeeper and trustee of the Plan was John Hancock Retirement Plan Services (the Recordkeeper) and John Hancock Trust Company (the Trustee), respectively. Effective April 1, 2020, the recordkeeper and trustee of the Plan became Principal Financial Group (the Recordkeeper) and Principal Trust Company (the Trustee).
Eligibility
Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and a regular full-time employee or part-time employee with at least 1,000 hours of service in a year. A Davis-Bacon employee, an individual who is subject to the Davis-Bacon Act, who is employed on an occasional or temporary basis and who otherwise meets the eligibility requirements shall become a participant upon the completion of one hour of service.
Deferred Savings Contributions
The Plan allows a participant to contribute, by payroll deduction, any whole percentage not to exceed 75 percent of the participant's eligible compensation for each pay period up to a maximum pre-tax and/or Roth deferral contribution of $19,500 for the 2020 Plan year. The Plan provides an automatic deferral election feature and an automatic deferral escalation feature, which increases the participant's deferral percentage by one percent annually until the participant's deferral percentage reaches 15 percent, unless the participant opts out. Additionally, the Plan allows a participant who is eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals. The maximum catch-up deferral for 2020 was $6,500.
Employer Matching Contributions
Each participant’s Employer may elect to provide a matching contribution, equal to a percentage of such participant’s pre-tax and Roth deferral contributions up to a specified percent of the participant’s annual compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s Matching Contribution Account and invested as directed by the participant.
Profit Sharing/Retirement Contributions
The Employer, in its sole discretion and subject to the Committee's approval, may make either profit sharing or retirement contributions, or both to the Plan on behalf of participants employed by that Employer. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $32.0 million were credited to participant accounts for the year ended December 31, 2020.
Rollover Contributions
The Plan accepts rollover contributions from eligible retirement plans, including after-tax employee contributions.
Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective April 1, 2020, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, Roth contributions, employer matching contributions, profit sharing/retirement contributions, rollover contributions and allocated investment earnings and losses.
Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the 26 investment options available as of December 31, 2020.
If a participant does not specify how contributions to their account are to be invested, they will automatically be invested in the applicable T. Rowe Price Retirement Fund most closely aligned with the year the participant turns age 65.
Contributions to the MDU Resources Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market.
Vesting
A participant’s interest in their Savings Contribution Account, Matching Contribution Account, Rollover Account and ESOP Account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a Profit Sharing/Retirement Contribution Account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers. Participants are 100 percent vested in the dividends paid on the MDU Resources Common Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.
Distributions and Withdrawals
The amount credited to participant accounts shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan allows for a single-sum distribution or flexible installments over a period of time, not to exceed nine years; however, certain grandfathered distribution features are maintained due to plan mergers.
Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund may be in the form of cash or in the form of MDU Resources Group, Inc. common stock. Distributions of fractional shares are in the form of cash. Any MDU Resources Group, Inc. common stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian. As of December 31, 2020 and 2019, there were $563,720 and $0, respectively, of distributions requested prior to year end but not paid until after year end.
A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Rollover Account may be elected at any time.
Notes Receivable from Participants
A participant may be eligible to obtain a loan from the Plan. The minimum amount a participant can borrow is $1,000 and the maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee.
Forfeited Accounts
Forfeited non-vested accounts are used to reinstate reemployed participant accounts, reduce employer contributions to the Plan and reduce administrative expenses incurred by the Plan. Forfeited non-vested accounts totaled approximately $29,000 and

$71,000 at December 31, 2020 and 2019, respectively. Approximately $673,000 in forfeitures were used to reduce employer contributions for the year ended December 31, 2020.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
Investments held by the Plan are carried at fair value. The Plan’s cash equivalents, common stock and mutual fund investment valuations, as determined by the Trustee, are based on published market quotations.
The fully benefit-responsive investment contract, the New York Life Insurance Anchor Account, is stated at contract value.
There are two collective trust funds, the BlackRock U.S. Debt Index T Fund and the Loomis Sayles Core Plus Fixed Income Fund. Both funds are valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.
For more information on fair value measurements, see Note 5.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document. There was no allowance for credit losses recorded at December 31, 2020 and 2019.
Benefit Payments
Distributions to Plan participants are recorded when paid.
Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.
Excess Contributions Payable
The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Code are not satisfied. At December 31, 2020 and 2019, liabilities of $150 and $2,111, respectively, were recorded for amounts refundable to Plan participants and were included in excess contributions payable in the accompanying statements of net assets available for benefits, as well as reduced the participant contributions in the statement of changes in net assets available for benefits.
Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $4.6 million for the year ended December 31, 2020. Administrative expenses of the Plan were approximately $545,000 for the year ended December 31, 2020, including the MDU Resources Stock Fund commissions, loan fees and terminated participant account fees that were paid by participants through the Plan.
Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Investments
The following presents investments that represent 10 percent or more of the Plan’s net assets available for benefits at December 31:

	2020	2019
MDU Resources Stock Fund*	$181,138,901	$200,040,342
T. Rowe Price Institutional Large Cap Growth Fund	143,736,032	**
*    Indicates a party-in-interest investment.
** Investment did not represent 10 percent or more of the Plan's net assets available for benefits.
Other
Securities transactions are recorded on a trade date basis. Prior to April 1, 2020, dividend income was recorded on the ex-dividend date. Subsequent to April 1, 2020, dividend income is recorded upon receipt. Interest income is recorded as earned.
Subsequent Events
The Plan has evaluated events or transactions occurring after December 31, 2020, up to the date of issuance of these financial statements that would require recognition or disclosure.
New Accounting Standards
Recently adopted accounting standards
ASU 2018-13 - Changes to the Disclosure Requirements for Fair Value Measurement In August 2018, the Financial Accounting Standards Board (FASB) issued guidance on modifying the disclosure requirements on fair value measurements as part of the disclosure framework project. The guidance modified, among other things, the disclosures required for Level 3 fair value measurements, including the range and weighted average of significant unobservable inputs. The guidance removed, among other things, the disclosure requirement to disclose transfers between Levels 1 and 2. The guidance was effective for the Plan's annual period beginning on January 1, 2020. The Plan adopted the guidance on January 1, 2020, and determined it did not have a material impact on its disclosures.
Note 3 - Cash Equivalents
Cash equivalents represent funds temporarily invested in the PIMCO Government Money Market Institutional Fund, which provides liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.
Note 4 - Investment Contract with Insurance Company
The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. As of December 31, 2020 and 2019, the contract value of the traditional fully benefit-responsive contract with NYL Insurance was $109,009,605 and $92,508,328, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.
NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.
Note 5 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The FASB Accounting Standards Codification establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;
Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3 - unobservable inputs for the asset or liability.
The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and are corroborated using third-party market data. There have been no changes in the methodologies used at December 31, 2020.
Cash equivalents: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on an active market or using other known sources including pricing from outside sources. Fair value approximates cost.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end based on published market quotations on active markets.
Collective trust funds: Investments in the collective trust funds are valued at fair value reported by the fund managers based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund. Due to the nature of these funds, there are no unfunded commitments or redemption restrictions.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
All investments measured at net asset value in the tables that follow are invested in commingled funds, separate accounts or common collective trusts which do not have publicly quoted prices. The fair value of the commingled funds, separate accounts and common collective trusts are determined based on the net asset value of the underlying investments. The fair value of the underlying investments held by the commingled funds, separate accounts and common collective trusts is generally based on quoted prices in active markets.
The Plan's assets measured at fair value were as follows:

	Fair Value Measurements
	at December 31, 2020, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2020
Assets:
Mutual funds	$952,499,941	$—	$—	$952,499,941
Common stock	181,138,901	—	—	181,138,901
Total assets in the fair value hierarchy	1,133,638,842	—	—	1,133,638,842
Collective trust fund investments measured at net asset value (a)	—	—	—	48,982,944
Total assets measured at fair value	$1,133,638,842	$—	$—	$1,182,621,786
(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

	Fair Value Measurements
	at December 31, 2019, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2019
Assets:
Mutual funds	$792,461,430	$—	$—	$792,461,430
Common stock	200,040,342	—	—	200,040,342
Cash equivalents	2,432,596	—	—	2,432,596
Total assets in the fair value hierarchy	994,934,368	—	—	994,934,368
Collective trust fund investments measured at net asset value (a)	—	—	—	42,669,324
Total assets measured at fair value	$994,934,368	$—	$—	$1,037,603,692
(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
Note 6 - Federal Income Taxes
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 6, 2017, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been restated since the determination letter application was filed, the Company believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken and no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions.
Note 7 - Related-Party and Party-In-Interest Transactions
At December 31, 2020 and 2019, the Plan held 6,876,951 and 6,733,098 shares, respectively, of common stock of MDU Resources Group, Inc., the plan sponsor, with a cost basis of $149,302,475 and $129,797,229, respectively. These shares qualify as exempt party-in-interest transactions and are allowable under ERISA. The market value of these shares totaled $181,138,901 and $200,040,342 at December 31, 2020 and 2019, respectively. Shares of the plan sponsor were bought and sold in the open market at quoted fair market values at the date of purchase and sale.
The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as party-in-interest. Notes receivable from participants were $25,752,869 and $26,397,205 as of December 31, 2020 and 2019, respectively.
Note 8 - Prohibited Transactions
There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant Contributions, with respect to the Plan during the year ended December 31, 2020.
Note 9 - Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,	2020	2019
Net assets available for benefits per the financial statements	$1,346,599,055	$1,185,504,318
Deemed distributions	(35,299)	(73,631)
Defaulted loans	(352,915)	(321,647)
Net assets available for benefits per the Form 5500	$1,346,210,841	$1,185,109,040

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2020:

Net increase in net assets available for benefits per the financial statements	$161,094,737
Change in deemed distributions	38,332
Change in defaulted loans	(31,268)
Total net income per the Form 5500	$161,101,801

SUPPLEMENTAL
SCHEDULES

MDU Resources Group, Inc.
401(k) Retirement Plan
Employer Identification Number (30-1133956) - Plan Number (004)
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$75	—	$75	—	—

MDU Resources Group, Inc.
401(k) Retirement Plan
Employer Identification Number (30-1133956) - Plan Number (004)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investments (number of shares)	(d) Cost	(e) Current value
*	MDU Resources Group, Inc. Common Stock Fund	6,876,951	**	$181,138,901
	Mutual Funds:
	American Funds - EuroPacific Growth Fund	676,162	**	46,858,045
	Artisan Mid Cap Fund	1,139,912	**	63,344,919
	BlackRock Inflation Protected Bond Fund	1,076,164	**	12,817,112
	DFA International Value Portfolio Fund	914,942	**	15,444,220
	Dodge & Cox Balanced Fund	912,246	**	92,848,398
	Fidelity Small Cap Index Fund	2,719,613	**	67,935,926
	Principal Diversified Real Asset Fund	27,696	**	333,181
	T. Rowe Price Institutional Large Cap Growth Fund	2,348,244	**	143,736,032
	T. Rowe Price U.S. Equity Research Fund	1,325,366	**	48,614,440
	T. Rowe Price Retirement 2010 Fund	236,174	**	4,333,797
	T. Rowe Price Retirement 2015 Fund	310,765	**	4,649,046
	T. Rowe Price Retirement 2020 Fund	1,289,947	**	29,346,301
	T. Rowe Price Retirement 2025 Fund	2,735,316	**	52,983,064
	T. Rowe Price Retirement 2030 Fund	1,739,803	**	49,497,386
	T. Rowe Price Retirement 2035 Fund	2,161,581	**	45,911,976
	T. Rowe Price Retirement 2040 Fund	1,244,193	**	37,860,800
	T. Rowe Price Retirement 2045 Fund	2,695,119	**	56,624,445
	T. Rowe Price Retirement 2050 Fund	1,214,784	**	21,598,857
	T. Rowe Price Retirement 2055 Fund	1,385,407	**	25,242,118
	T. Rowe Price Retirement 2060 Fund	698,093	**	10,254,991
	T. Rowe Price Retirement Balanced Fund	204,419	**	3,225,735
	Vanguard Institutional Index Fund	359,125	**	119,039,152
	Collective Trust Funds:
	BlackRock U.S. Debt Index T Fund	1,331,823	**	31,644,526
	Loomis Sayles Core Plus Fixed Income Fund	994,746	**	17,338,418
	Pooled Separate Account:
	New York Life Insurance Anchor Account	109,009,605	**	109,009,605
	Total Investments			1,291,631,391
*	Participant Loan Funds ***	3.75% to 10.00%	$—	25,752,869
				$1,317,384,260
*    Indicates party-in-interest investment.
**    Cost information is not required for participant-directed investments, therefore it is not included.
***    Loan maturities range from January 1, 2021 through July 13, 2040.

Exhibit Index
The following document is filed as part of this report:

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the MDU Resources Group, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MDU RESOURCES GROUP, INC.
401(k) Retirement Plan

DATE:	June 22, 2021	BY:	/s/ Jason L. Vollmer
Jason L. Vollmer
Chairman, Employee Benefits Committee